AMENDMENT TO TRANSFER AGENCY AND SERVICES AGREEMENT

THIS AMENDMENT (this “Amendment”) to the Transfer Agency and Services Agreement (the “Agreement”) dated November 1, 2004 by and between PFPC INC., a Massachusetts corporation (“PFPC”), and the undersigned investment company (the “Fund,” on behalf of each of its series) is made as of August 28, 2007. Capitalized terms used but not defined herein shall have the same meaning as in the Agreement.

1. Services. In addition to the services set forth in the Agreement, PFPC shall provide to the Fund the services set forth in Exhibit A hereto relating to the obligations of the Fund under SEC Rule 22c-2 under the Investment Company Act of 1940, as amended (“Rule 22c-2”), and the Fund will pay to PFPC the fees and charges in respect of such services set forth in Exhibit B hereto. The Fund will enter (or has entered) into agreements with financial intermediaries (collectively, “Financial Intermediaries”) under the terms of which such Financial Intermediaries will be instructed to provide data to PFPC pursuant to Rule 22c-2 relating to transactions in the Fund’s shares. A form of such notice to be provided by the Fund to each Financial Intermediary is attached as Exhibit C hereto. PFPC shall not be liable to the Fund, its investors or any agents of the Fund, including its investment advisor(s), for any errors or omissions in any data provided to PFPC by any Financial Intermediaries or for compliance by the Fund with SEC Rule 22c-2 provided; however, that PFPC shall be liable for the Fund’s inability to comply with SEC Rule 22c-2 caused by PFPC’s negligence or misconduct. PFPC’s sole obligation under this Section 1 shall be to provide the Fund with access to information relating to transactions in the Fund’s shares based solely on information provided to PFPC by Financial Intermediaries.

2. Systems. In providing the services described in Exhibit A hereto, PFPC may, pursuant to licenses or other agreements (collectively, “Third Party Agreements”) with one or more unrelated parties (collectively, “Third Party Providers”), utilize information, data, technology and systems (collectively, “Third Party Systems”) licensed or otherwise provided to PFPC by such Third Party Providers. The Fund will not use or disclose any information relating to Third Party Systems.

3. Indemnification. The Fund agrees to indemnify, defend and hold harmless PFPC and its affiliates, including their respective officers, directors, agents and employees, from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under the securities laws, rules and regulations of the United States (including SEC Rule 22c-2) or of any state and any foreign country) arising directly or indirectly from any actions of PFPC required to be taken pursuant to this Amendment. Neither PFPC, nor any of its affiliates, shall be indemnified against any liability (or any expenses incident to such liability) caused by PFPC’s or its affiliates’ own willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of PFPC’s activities under this Amendment. The provisions of this Section 3 shall survive termination of this Amendment.

4. Responsibility of PFPC.

(a) PFPC shall be under no duty to take any action hereunder on behalf of the Fund except as specifically set forth herein or as may be specifically agreed to by PFPC and the Fund in a written amendment hereto. PFPC shall be obligated to exercise care and diligence in the performance of its duties hereunder and to act in good faith in performing services provided for under this Amendment. PFPC shall be liable only for any damages arising out of PFPC’s failure to perform its duties under this Amendment to the extent such damages arise out of PFPC’s willful misfeasance, bad faith, gross negligence or reckless disregard of such duties.

(b) Notwithstanding anything in this Amendment to the contrary, (i) neither party shall be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; public enemy; war; terrorism; riot; fire; flood; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; or non-performance by a third party; and (ii) PFPC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information from an officer of the Fund which PFPC reasonably believes to be genuine.

(c) Notwithstanding anything in this Amendment to the contrary, (i) neither party nor their affiliates shall be liable for any consequential, special or indirect losses or damages, whether or not the likelihood of such losses or damages was known by the party or their affiliates and (ii) PFPC’s cumulative liability to the Fund for all losses, claims, suits, controversies, breaches or damages for any cause whatsoever (including but not limited to those arising out of or related to this Amendment) and regardless of the form of action or legal theory shall not exceed the greater of $100,000 or the fees received by PFPC for services provided hereunder during the six (6) months immediately prior to the date of such loss or damage, which figure shall not exceed the actual losses experienced by the Fund.

(d) No party may assert a cause of action against PFPC or any of its affiliates that allegedly occurred more than twelve (12) months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(e) Each party shall have a duty to mitigate damages for which the other party may become responsible.

(f) The provisions of this Section 4 shall survive termination of the Agreement and this Amendment.

5. Effective Date. This Amendment shall be effective as of the date hereof. Except as set forth in this Amendment, the Agreement shall continue in full and effect in accordance with its terms.

6. Confidentiality. In accordance with the provisions of applicable federal, including but not limited, Reg. S-P, and state privacy laws, rules and regulations, nonpublic personal information relating to the Fund and its shareholders provided by, or at the direction of the Fund to PFPC, or collected or retained by PFPC in the course of providing services to the Fund shall be considered confidential information. PFPC agrees that it shall not use such confidential information for any purpose other than to carry out its obligations under this Amendment, and further agrees that it shall not give, sell or in any way transfer or disclose such confidential information to any person or entity, other than (i) to the extent necessary to carry out the obligations under this Amendment, (ii) at the direction of the Fund or (iii) as required by law. PFPC represents that it has in place and shall maintain physical, electronic, and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information related to the Funds or its shareholders. PFPC warrants that it shall not disclose such confidential information to any person or entity as permitted in the previous sentence unless such person or entity has agreed to keep such information confidential.

7. Term and Termination. The term and termination of this Amendment shall coincide with the term and termination of the Agreement. Within thirty (30) days after termination of this Amendment, the Fund shall give notice to PFPC containing reasonable instructions regarding the disposition of tapes, data, files and other property belonging to the Fund and then in PFPC’s possession. PFPC shall comply with that notice, except that PFPC may retain all such property until PFPC receives all payments due to PFPC under this Amendment. Upon request contained in such notice, PFPC shall convert the Fund’s data to machine readable form to the extent practicable and at the Fund’s expense. If the Fund fails to give such notice within thirty (30) days after termination of this Amendment, then PFPC may dispose of such property as it sees fit.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PFPC INC.

By:
Name:
Title:

NORTH TRACK FUNDS, INC.

By:
Name:
Title:

EXHIBIT A

Services

•	The PFPC 22 c-2 system (the “System”) is intended to enable the Fund to manage data requests to, and to access and analyze data provided by, Financial Intermediaries as required by SEC Rule 22c-2.

•	Pursuant to agreements between the Fund and Financial Intermediaries, Financial Intermediaries will deliver to PFPC, in electronic format, information on transactions effected in Fund shares.

•
The Fund may use the System to access data that is provided to PFPC by Financial Intermediaries or that is otherwise available to PFPC through NSCC for Financial Intermediaries that are NSCC members. The Fund may also use the System to request data from non-NSCC members.

•
The System is intended to be generally available to the Fund from 8:00 am to 6:00 pm Eastern Time during regular trading days, subject to periodic unavailability due to maintenance, upgrades, testing and potential System failures.

•
PFPC will work with the Fund to develop an implementation program with the objective of launching the System not later than the effective date of SEC Rule 22c-2. The implementation program will seek to identify and access sources of relevant data, including identification of omnibus accounts, Financial Intermediaries, NSCC membership status, CUSIPs, Fund shareholder accounts and Fund trading and redemption policies as set forth in the Fund’s SEC registration statement and prospectuses. Designated representatives of the Fund will have access to the System. The System will be tested and de-bugged as necessary.

•
The System implementation schedule will vary depending on the profile and requirements of the Fund, but is estimated to take at least 3-6 weeks. PFPC will provide project oversight and coordination, planning and review. PFPC will also assist the Fund in testing the System and training designated Fund representatives in use of the System.

•	PFPC will consider enhancements and improvements on request, with fees at rates to be negotiated.

EXHIBIT B

Fees and Charges

This Fee Schedule Summary represents the pricing as set forth at date of contract execution.

Implementation Fee:	$200 per hour not to exceed $25,000. (See Exhibit A for implementation services)

Monthly Base Fee:	$3,000 (to begin first day of initial download and this fee shall not be prorated for any partial months)

Transaction Storage Fee:	$275 per month per million transactions (or fraction thereof) stored (will be invoiced monthly)

Customized system development (if applicable):	$200 per hour (will be invoiced as incurred)

Training:	Training will be completed via various webcast sessions.

Non Standard Data Processing Charge:	Will be quoted upon request

Out of Pocket expenses:
Will include NSCC data charges per transaction. Out of pocket expenses not detailed above will be invoiced as incurred. Services requested over and above those contained within this agreement would be evaluated at the time of request.

* Contract will run concurrent with TA agreement

EXHIBIT C
Notification to Financial Intermediary

A copy of the following letter (or a letter in substantially the same form) shall be used by Customer to notify each relevant Financial Intermediary that it is to send Shareholder Data to PFPC.

To: Financial Intermediary

RE: Compliance with Securities and Exchange Commission Rule 22c-2 under the Investment Act of 1940, as Amended (the “Rule”)

This letter is being sent to you (sometimes referred to as “Financial Intermediary”) pursuant to and subject to that certain Shareholder Information Agreement (“the SIA”) that has been executed by and between us. This letter relates to and applies to the ____________ (the “Funds”), for which you are a Financial Intermediary. Please accept this letter as our authorization for the following:

1. Providing of Shareholder Data. Financial Intermediary shall provide PFPC Inc., agent of the Funds, such information and take such action, as may be required pursuant to the Rule (the “Shareholder Data”), so as to allow the Funds to comply with the Rule, for the continuing period starting from the date of this notice letter.

2. Form and Timing of Response. Financial Intermediary agrees to transmit electronically (without any cost or charge to PFPC Inc. and pursuant only to those charges agreed upon by the Funds in the SIA) the requested Shareholder Data to PFPC Inc. (or an entity further designated by PFPC Inc.).

3. Definitions. For purposes of this Letter Agreement:

A. The term “Funds” includes the fund’s principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

B. The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Financial Intermediary.

C. The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Financial Intermediary in nominee name. [Editor’s Note: This definition can be tailored to address the type of shares at issue, e.g., retirement plan products, insurance products, etc.]

Should you have any questions, please contact the undersigned at ______________.

Sincerely,

Chief Compliance Officer

____________ Funds